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                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549


                                      FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


For the Fiscal year ended December 31, 1993      Commission file number 1-11810

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       MARTIN MARIETTA ENERGY SYSTEMS, INC.,
                      401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES



    b. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             MARTIN MARIETTA CORPORATION
                                6801 Rockledge Drive
                                 Bethesda, MD  20817


         The Martin Marietta Energy Systems, Inc., 401(k) Savings Plan for Hourly Employees' financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Pursuant to Rule 311 of Regulation S-T, such financial statements and schedules (including the report of independent auditors and the independent auditors' consent) have been filed in paper format under cover of Form SE.


                                     SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             Martin Marietta Energy
                                             Systems, Inc., 401(k) Savings
                                             Plan for Hourly Employees


DATE  June 29, 1994                           /s/ N. E. Sparks
                                              N. E. Sparks
                                              Plan Admistrator